Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Income (loss) before income and mining tax and other items	$1,092	$(214)	$295	$821	$(2,948)
Adjustments:
Fixed charges excluding capitalized interest	254	286	310	346	294
Amortization of interest capitalized	—	—	8	19	74
Dividends from equity affiliates	—	—	5	—	—
Earnings (losses) available for fixed charges	$1,346	$72	$618	$1,186	$(2,580)
Fixed Charges:
Net interest expense (1)	$241	$273	$297	$330	$278
Portion of rental expense representative of interest	13	13	13	16	16
Fixed charges added to earnings	254	286	310	346	294
Capitalized interest	22	33	40	23	88
Total Fixed Charges	$276	$319	$350	$369	$382
Ratio of earnings to fixed charges (2)	4.9	0.2	1.8	3.2	—

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(2)	Earnings for 2013 were inadequate to cover fixed charges by $2,962.